VBI Vaccines and SciVac Therapeutics Announce Effectiveness of Registration Statement on Form F-4

CAMBRIDGE, MA (April 14, 2016) – VBI Vaccines Inc. (Nasdaq: VBIV) (“VBI”) and SciVac Therapeutics Inc. (TSX:VAC and OTCQX:SVACF) (“SciVac”) announced today that the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by SciVac on December 23, 2015, as amended (the “SciVac F-4”), which includes a combined proxy statement/prospectus (the “VBI Proxy”), was declared effective on April 8, 2016. The SciVac F-4 relates to the previously announced proposed merger transaction pursuant to which a wholly owned subsidiary of SciVac would merge with and into VBI, with VBI surviving the merger as a wholly owned subsidiary of SciVac (the “Proposed Merger”), at which time SciVac would change its name to VBI Vaccines Inc.

VBI has scheduled a special meeting for its stockholders on Thursday, May 5, 2016 at 10:00 AM ET at its corporate headquarters in Cambridge, MA. At the meeting, VBI will seek stockholder approval of the Proposed Merger. Stockholders of record at the close of business on Tuesday, March 22, 2016, are entitled to attend and vote at the meeting in person or by proxy.

VBI expects to begin mailing the VBI Proxy to its stockholders on or before April 15, 2016. The VBI Proxy provides VBI’s stockholders with information related to the Proposed Merger, as well as voting instructions.

VBI and SciVac expect to complete the Proposed Merger promptly following receipt of approval of the Proposed Merger by VBI stockholders, subject to other customary closing conditions. SciVac shareholders previously approved the Proposed Merger at a special meeting held in Vancouver, British Columbia, Canada on Friday, January 29th, 2016.

About VBI Vaccines Inc.

VBI Vaccines Inc. (“VBI”) is a biopharmaceutical company developing novel technologies that seek to expand vaccine protection in large underserved markets. VBI’s eVLP vaccine platform allows for the design of enveloped (“e”) virus-like particle (“VLP”) vaccines that closely mimic the target virus. VBI’s lead eVLP asset is a prophylactic Cytomegalovirus (“CMV”) vaccine; VBI has completed GMP manufacturing of its CMV candidate for use in formal preclinical and Phase I trials. VBI’s second platform is a thermostable technology that enables the development of vaccines and biologics that can preserve vaccine potency and withstand storage or shipment at fluctuating temperatures. VBI has completed proof of concept thermostability studies on a number of vaccine and biologic targets. VBI is headquartered in Cambridge, MA with research facilities in Ottawa, Canada.

Website Home: http://www.vbivaccines.com/

News and Insights: http://www.vbivaccines.com/wire/

Investors: http://ir.vbivaccines.com/

VBI Vaccines Inc. │ 222 Third Street, Suite 2241 │ Cambridge, MA 02142 │ 617-830-3031 │ info@vbivaccines.com	1

About SciVac Therapeutics Inc.

SciVac Therapeutics Inc., headquartered in Rehovot Israel, is in the business of developing, producing and marketing biological products for human healthcare. SciVac’s flagship product, Sci-B-Vac™, is a recombinant third-generation hepatitis B vaccine. SciVac also offers contract development and manufacturing services to the life sciences and biotechnology markets.

Website Home: http://www.scivactherapeutics.com/

Investors: http://ir.scivactherapeutics.com/

Important Information for Investors and Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the Proposed Merger. In connection with the Proposed Merger, VBI and/or SciVac have filed and will continue to file relevant materials with the SEC and applicable Canadian securities regulatory authorities (“Canadian Securities Commissions”), including the SciVac F-4 and the VBI Proxy. INVESTORS AND SECURITY HOLDERS OF VBI AND SCIVAC ARE URGED TO READ THE SCIVAC F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC AND THE CANADIAN SECURITIES COMMISSIONS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the SciVac F-4, the VBI Proxy and other documents (if and when available) filed with the SEC by VBI and/or SciVac through the website maintained by the SEC at www.sec.gov and, in the case of documents of SciVac filed with the Canadian Securities Commissions, on SciVac’s SEDAR profile on www.sedar.com. Copies of the documents filed with the SEC by VBI will be available free of charge on VBI’s website at http://www.vbivaccines.com or by contacting VBI’s Investor Relations Department by email at ir@vbivaccines.com or by phone at (617) 830-3031 x128. Copies of the documents filed with the SEC and the Canadian Securities Commissions by SciVac will be available free of charge on SciVac’s website at www.scivactherapeutics.com or by contacting SciVac’s Investor Relations Department by email at jmartin@scivactherapeutics.com or by phone at (305) 575-4207.

Participants in the Solicitation

VBI, SciVac, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of VBI is set forth in the SciVac F-4/VBI Proxy. Information about the directors and executive officers of SciVac is set forth in the SciVac F-4.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the SciVac F-4/VBI Proxy and may be set forth in other relevant materials to be filed with the SEC and with the Canadian Securities Commissions when they become available.

VBI Vaccines Inc. │ 222 Third Street, Suite 2241 │ Cambridge, MA 02142 │ 617-830-3031 │ info@vbivaccines.com	2

Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (collectively, “forward-looking statements”) that may not be based on historical fact, but instead relate to future events, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements, including statements regarding: the ability of SciVac and VBI to consummate transactions contemplated by that certain agreement entered into by and among VBI, SciVac and Seniccav Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SciVac, dated as of October 26, 2015, as amended, whereby, subject to the satisfaction of certain conditions, the parties thereto will effect the Proposed Merger (the “Agreement”); the anticipated benefits of the Proposed Merger; and statements regarding the operation of each of VBI and SciVac’s businesses, including the expected development and/or commercialization of each of VBI and SciVac’s products.

Such forward-looking statements are based on a number of assumptions, including assumptions regarding the ability of the parties to satisfy, in a timely manner, the conditions contained in the Agreement; the successful development and/or commercialization of VBI and SciVac’s respective products, including the receipt of necessary regulatory approvals; general economic conditions; that the parties’ respective businesses are able to operate as anticipated without interruptions; competitive conditions; and changes in laws, rules and regulations applicable to VBI and SciVac.

Although management of VBI and SciVac believe that the assumptions made and expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement contained herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include: non-completion of the transactions contemplated by the Agreement, including due to the parties failing to receive the necessary shareholder, stock exchange and regulatory approvals or the inability of the parties to satisfy in a timely manner and on satisfactory terms the necessary conditions; the failure to successfully develop or commercialize the parties’ respective products; adverse changes in general economic conditions or applicable laws, rules and regulations; and other factors detailed from time to time in each of VBI and SciVac’s periodic disclosure.

Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the parties’ current expectations and neither party undertakes an obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange), accepts responsibility for the adequacy or accuracy of this news release.

VBI Contact

Perri Maduri, Communications Executive

Phone: (617) 830-3031 x124

Email: ir@vbivaccines.com

VBI Investor Contact

Nell Beattie

Director, Corporate Development and Investor Relations

Phone: (617) 830-3031 x128

Email: nbeattie@vbivaccines.com

SciVac Contact

Curtis Lockshin, Chief Executive Officer

Phone: +972-8-948-0625

Email: lockshin@scivactherapeutics.com

SciVac Investor Contact

James Martin, Chief Financial Officer

Phone: (305) 575-4207

Email: jmartin@scivactherapeutics.com

VBI Vaccines Inc. │ 222 Third Street, Suite 2241 │ Cambridge, MA 02142 │ 617-830-3031 │ info@vbivaccines.com	3